ABBY by GOGOTECH



Dear investors,

Since Clarence & I began developing ABBY in 2018 to address the global unmet need for safe, advanced, affordable powered mobility, $1.7M has been deployed ($800K of this from non-founders; Techstars, 9 Angels & 110 folks in the WeFunder Reg-CF SPV). We recently benchmarked ABBY against two mobility startups considered innovators (Whill & Schewo), and two mature direct competitors (Alber & SmartDrive), both w/successful M&A exits (@~4X TTM$).

These four comps averaged ~6 years and ~$4M in R&D prior to entering the market. We're outpacing this cohort on schedule & capital efficiency, yet we're 18 months behind and $1.8M short of the $2.5M seed round plan pitched at our Techstars demo day.

The capital shortfall has meant bifurcating ABBY into a V1-BASIC and V2-ADVANCED version, deferring some product & software features to the roadmap. Based on feedback from 100+ VC pitches we prioritized IP & Regulatory work into the first half of 2024. As of May 31, provisional applications for four (4) industrial design patents and one (1) robotic & IoT smart wheelchair controller are now filed and pending so we can start marketing and sales with IP rights preserved. We also completed an ISO7176 gap assessment and developed a full test plan for ABBY V1-BASIC and expect to pass all tests by December, paving the way to secure major healthcare distributor agreements now in the works.

As of Jun 1st 2024, each of our early-adopter pilot users has enjoyed hundreds of hours of trouble-free field testing with their ABBY V1-BASIC chairs. To achieve our goal of entering the market this year, the focus now is FUNDRAISING to achieve FDA 510K pre-market notification clearance and getting the revenue flywheel turning with the US commercial launch of ABBY V1-BASIC.

Our peak outside fundraising to date was $256K from 113 investors in our WeFunder Community Round. Another community round may be ideal at this juncture because in addition to growing our stakeholder & investor base it can help build brand awareness on the eve of going to market, and once again folks who share our mission and values can share in our future success.

In May 2024, we applied to raise on the leading equity platform for equity crowdfunding, StartEngine.

We need your help!

StartEngine's acceptance rate is below 1% so when our application was unanimously approved on June 5th 2024, we were thrilled.

This **Go To Market Community Round** will be our 2nd Reg-CF, so the **SEC rules permit us to raise up to $5M.** We'll be asking each of our current stakeholders to help network to grow the community and maximize the crowd effect.

There is no better way to support ABBY and the ROI on your current investment.

Sincerely,

John Debenedette

CEO

How did we do this year?

REPORT CARD

B-

☺ The Good	☹ The Bad
Joined AARP Age Tech Collaborative & Mass Challenge 2023 growth cohort + 7 new Angels funded our 1H2024 workplan.	Despite "Good" Technical, Commercial, and DoD scores, our first SBIR grant application under AFWERX was not funded
Filed 5 patent applications & completed SO7176 gap assessment for FDA 510K pre-market notification testing.	Despite over 100 VC pitches, we're still 18 months behind the GTM schedule pitched at Techstars Demo Day
Over 1,000 hours of trouble-free use by early-adopter pilots & product packaging designed.	Features split into launch-ready V1 BASIC and roadmap V2 ADVANCED version due to highly rationalized capital.

2023 At a Glance

January 1 to December 31



$0
Revenue



-$200,568
Net Loss



$0
Short Term Debt



$273,406
Raised in 2023



$21,070
Cash on Hand
As of 05/31/24

INCOME   BALANCE   NARRATIVE



- Revenues - Profit

US$0   US$0

-US$200,568

-US$307,342

2022   2023

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -127%   Earnings per Share: -$0.02   Revenue per Employee: $0

Cash to Assets: 5%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 ABBY_by_GOGOTECH_Financial_Statements_and_CPA_Review_for_2021.pdf

📄 ABBY_by_GOGOTECH_Financial_Statements_and_CPA_Review_for_2023_and_2022.pdf

We ❤️ Our 110 Investors

Thank You For Believing In Us

Jannette D. Street
Mark Bruckner
Bob Rosen
Richard Bedrosian
Teong Guan Tan
Ryan Oesterling
Kevin King
Lynne DeBenedette
Andy Greenberg
Paul M
Felix Vayssieres
Kris Stolz
Liyaqat Sayeed
Al Klug
Stephanie Power
Peter Krasnoff
Jerome Espinosa Baladad
Hatem Rowaihy
Vishal Rana
Chirag Patel
Emery Lawrence Gresham Sr
Mireille Frederic
Vikas Kharbanda
Ion Scerbatiuc
Joan Susie
Gazi Q
Kim Kuncl
Jean Baptiste Decorzent
Matthew Forss
Karen Rutz
Justin Hennequant
Tammy Newton
Maria Alvarez
Michael Andrew Luff
Guadalupe Cuellar
BENJAMIN MOORE
Marcel Mba
Janet Dedmon
Stephen Farber
Bryan Adams
Arnyi Tan
Greg Gee
Markus Boser
Edward Kelly Medlock
Thore Vogel
Christopher Wescott
Osama Mustafa
Kestutis Griciunas
Brennan White
Steven Stone
Kathleen JUNGCK
Myles E Roeling
Meryl A Moritz
Kitt Starckey-Beam
Brad Maikranz
Julian Fox
Jason Balaban
Lloyd Holbrook
Brent D. Staton, MD
Katie Derr
Harry Sangree
Thembile Mtwa
Carla D.
Jenny R Avery
Deb Considine
Bradford Armstrong
Spectra A. I. Asala
Mervin Mohamed
Ryan Moeller
Dipak Kalekar
Raweeroj Paonin
Jason Pareja
Bill Blackburn
Fred Berg
Robin Keep
Marie LaVictoire
Aidan Pennell
Robert DeBenedette
David Black
Orwen Caballes Maribao
Lane Ostrow
James OBrien
Rajeev Pillai
Doretha Green
Mark Lyle
Vanessa Liu
Prawwaree Paonil
Keith Camhi
Lauren Greenspon Linthicum
Alan Warms
Kurt Kober
Sherlock S CARTER
June Chatman
Ramana Panda
Lemuel Vance Clement Jr.

Thank You!

From the ABBY by GOGOTECH Team



John Debenedette

CEO

Experienced founder and wheelchair user since 1985. ABBY is my third startup and the second aiming to disrupt a huge but deeply flawed industry. We are a lean but uniquel...



Dr. Clarence Tan

Chief Impact Officer

If you believe as we do that powered mobility can't remain a privilege for only the wealthy and the well-insured, please support our campaign!



Wei Wen Jing

Engineering

20+ years in product industrial design, engineering, and production including self-balancing and unicycle rideabl...



Prawwaree Paonil

Marketing

Several years with Group-M digital agency working on global brand accounts (Amway, Nestle, Volvo Cars) + several...

Details

The Board of Directors

Director	Occupation	Joined
JOHN ROBERT DEBENEDETTE	CEO @ ABBY by GOGOTECH	2021

Officers

Officer	Title	Joined

Officer	Title	Joined
JOHN ROBERT DEBENEDETTE	CEO President	2021

Voting Power

Holder	Securities Held	Voting Power
JOHN DEBENEDETTE	6,700,000 Common	58.1%
Dr. Clarence Tan	3,300,000 Common	28.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
09/2021	$99,994	Common Stock	Section 4(a)(2)
10/2021	$100,000		Section 4(a)(2)
10/2021	$20,000	Common Stock	Section 4(a)(2)
04/2022	$80,000		Section 4(a)(2)
04/2022	$60,000		Section 4(a)(2)
05/2022	$150,000		Section 4(a)(2)
09/2022	$115	Common Stock	Section 4(a)(2)
09/2022	$57,900		506(c)
03/2023	$198,406		4(a)(6)
08/2023	$75,000		Regulation D, Rule 506(c)
02/2024	$75,000		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/01/2021	$100,000	5.0%	20.0%	$3,000,000	10/01/2023
05/02/2022	$150,000	5.0%	20.0%	$8,000,000	05/02/2025
08/01/2023	$75,000	5.0%	20.0%	$6,000,000	07/31/2025
02/28/2024	$75,000	5.0%	20.0%	$6,000,000	02/27/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
EPICHub FARP Series 2022	04/10/2022	$80,000	$140,000	0.0%	04/10/2022	Yes
Clarence Tan Family Trust	04/10/2022	$60,000	$60,000	0.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000,000	11,529,370	Yes

Warrants: 6
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

IP Risk
The Company's development could be adversely affected if the Company becomes involved in litigation regarding Intellectual property rights. The Company has allocated expenses in the use of proceeds to formulate an offensive and defensive IP strategy, and our engineering has produced design innovations that are believed to be original, however the Company has not conducted an exhaustive search of prior art. The defense and prosecution of intellectual property suits and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute the Company's intellectual property rights could seriously detract from the time the Company's management would otherwise devote to running its business. Intellectual property litigation relating to the Company's products could cause its customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation. If the Company were to receive an adverse judgment in any such proceeding, a court or a similar foreign governing body could prevent the Company from securing IP rights to its innovations, or in the future, invalidate or render unenforceable the Company's owned or licensed patents, require the Company to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require the Company to redesign its products, or prevent the Company from manufacturing, using or selling its

products, any of which could have an adverse effect on the Company's results of operations and financial condition. If the Company is unable to protect its intellectual property rights or resolve successfully claims of infringement brought against it, the Company's product sales and business could be affected adversely. The Company's business depends in part on its ability to establish, protect, safeguard and enforce its intellectual property and contractual rights and to defend against any claims of infringement, both of which involve complex legal, factual and marketplace uncertainties. The Company plans to rely on a combination of patent, trade secret, copyright and trademark law and security measures to protect its intellectual property, but effective intellectual property protection may not be available in all places that the Company sells its products or services, and patents provide protection for finite time periods. In addition, the Company will use nondisclosure, confidentiality agreements and invention assignment agreements with its employees, and nondisclosure and confidentiality agreements with certain third parties, in an effort to help protect its proprietary technology and knowhow. If these agreements are breached or the Company's intellectual property is otherwise infringed, misappropriated or violated, the Company may have to rely on litigation to enforce its intellectual property rights. If any of these measures are unsuccessful in protecting the Company's intellectual property, the Company's business may be affected adversely. In addition, the Company may face claims of infringement, misappropriation or other violation of third parties' intellectual property that could interfere with its ability to use technology or other intellectual property rights that are material to the Company's business operations. In the event that a claim of infringement, misappropriation or other violation against the Company is successful, the Company may be required to pay royalties or license fees to continue to use technology or other intellectual property rights, or the Company may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If the Company is unable to obtain licenses on reasonable terms, it may be forced to cease selling or using the products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename its products to avoid infringing the intellectual property rights of third parties, which may not be possible, or if possible, may be time-consuming. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to the Company and adversely affect the Company's business and financial condition. In the ordinary course of its business, the Company may become a defendant in lawsuits or product liability actions in which various could plaintiffs seek damages for injuries allegedly caused by defective products. Any such lawsuits would generally be contested vigorously. The coverage territory of the Company's insurances will correlate with our go-to-market plans.

Product Regulation And Product Liability Risk

The Company will market ABBY as a personal electric vehicle not a medical device. ABBY design & engineering was based on ISO 7176 standards for wheelchair performance & safety, and we understand the requirements of FDA (510K) clearance and ISO13485 medical device quality management. Great care was taken to not foreclose the possibility to pivot exclusively to medical device marketing were we to someday wish to do so. In positioning ABBY as a personal electric vehicle rather than a medical device, we are following in the footsteps of a well-funded, pioneering startup that is several years ahead of us (Whill.inc). Post manufacturing, we plan to submit ABBY for testing by the leading wheelchair safety and performance standard compliance reporting agency (TÜV) to help ensure we can obtain product liability insurance rates in line with industry standards. In our use of proceeds we already plan to submit ABBY for clearance (510K) in the US to avoid turning away customers who do have some form of coverage. We have also been advised that any pre-clearance FDA enforcement action would not prejudice our ability to subsequently obtain clearance for ABBY. The Company may be adversely affected by legal actions or regulatory proceedings. the Company may be subject to claims, litigation, governmental or regulatory investigations, or other liabilities in the event of injuries or deaths caused by allegedly defective products. Any such claims or litigation against the Company, regardless of the merits, could result in substantial costs and could harm the Company's business or its reputation. The results of legal or regulatory actions or regulatory proceedings are difficult to predict, and the Company cannot provide any assurance that an action or proceeding will not be commenced against the Company, or that the Company will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect the Company's business, results of operations, liquidity or financial condition or its reputation. Product liability claims may harm the Company's business, particularly if the number of claims exceeds our assumptions, or the Company's product liability insurance proves inadequate. Even if the Company is successful in defending against any liability claims, these claims could nevertheless distract the Company's management, result in substantial costs, harm the Company's reputation, adversely affect the sales of the Company's products and otherwise harm the Company's business. The Company has assumed industry standard product liability insurance expense rate of 8% of revenues with normative coverages and aggregate loss rates. There can be no assurance that the planned insurance levels will prove adequate or will continue to be available at affordable rates. The Company will over time establish product liability reserves based on experience, industry expertise and indications from third-party actuaries. In addition, as a result of a product liability claim or if the Company's products are alleged to be defective, the Company may have to recall some of its products, may have to incur significant costs or may suffer harm to its business reputation. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to establish, maintain, and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Further, the Company expects to lease warehouses and offices and must ensure these facilities are well maintained, adequately insured and suitable for their intended uses.

Security Risk

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in third-party data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. Also, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers. Sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities, sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure or products in the field. A disruption, infiltration or failure of our information infrastructure systems or any of our third-party data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Service Risk
Once our products are delivered, our end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in using our products, succeed in helping our customers quickly resolve post-delivery issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Supply Chain Risk
The Company's success depends on the Company's ability to profitably design, manufacture, distribute and achieve market acceptance of our products. Therefore, the Company's ability to establish and manage an effective supply chain is a key success factor. The Company needs to manage its supply chain efficiently from sourcing to manufacturing, distribution and service. If the Company is unable to develop effective supplier relationships or if our initial suppliers do not perform satisfactorily, or if the supply chain is adversely affected by disruption due to shortages, trade barriers or other factors, such as the coronavirus pandemic, the Company's development may be negatively impacted.

Third Party Risk
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with service needs. Subcontracting arrangements pose risks to the extent we do not have full control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, interpretations, or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non- performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related

parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ABBY by GOGOTECH Inc.

Delaware Corporation
Organized September 2021
2 employees
8 The Green, Suite 15467
DOVER DE 19901 https://abbychair.com

Business Description

Refer to the ABBY by GOGOTECH profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ABBY by GOGOTECH is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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